EXHIBIT 8.2.5

MORGAN BEAUMONT’S SIRE NETWORK(TM) TO PROVIDE LOADING CONVENIENCE FOR NO BORDERS’ PREMIER RELOADABLE PREPAID CARD

Thursday, April 20, 2006

BRADENTON, Fla., April 20 /PRNewswire-FirstCall/ -- Morgan Beaumont, Inc. (OTC Bulletin Board: MBEU), a premier technology solution provider to the Stored Value and Prepaid Card market and owner of the SIRE Network(TM), today announced that it has signed a SIRE Network agreement with No Borders, Inc. (OTC Bulletin Board: NBDR), a company in the business of providing multipurpose re-loadable prepaid cards that offers an integrated suite of products and services designed to serve the large and fast growing transnational market. This agreement will provide No Borders’s stored value card customers with enhanced loading capabilities and access to the over 100,000 locations on Morgan Beaumont’s SIRE Network.

R.M. Rosenfeld, Acting CEO of No Borders, stated, “Convenience is a critical component for No Borders to facilitate acceptance of its noboCARD(TM). This agreement with the Morgan Beaumont SIRE Network provides an additional 100,000 locations for No Borders customers to load money onto the noboCARD(TM). Our two companies intend to work together to find solutions which satisfy the needs of our customer base.”

Cliff Wildes, CEO of Morgan Beaumont, stated, “One of the reasons No Borders chose to partner with Morgan Beaumont is our system’s unique ability that allows consumers to write money orders from their stored value cards. This added feature is just one more step No Borders is taking to continue its efforts to find innovative solutions and to enhance its multipurpose re- loadable prepaid debit cards, payroll direct deposit cards, and long distance calling cards. We look forward to building on this strong and innovative partnership.”

About No Borders, Inc.

No Borders, Inc., a Nevada Corporation, is in the business of providing a debit and stored value card platform through which a variety of financial and commercial services and products can be offered to residents of developing countries and to immigrants from those countries who reside in the United States and send money back home on a regular basis. No Borders offers significantly lower cost money transfers and long distance telephone services, initially focusing on Mexico, El Salvador and Ecuador, and now adding Pakistan and other countries in Asia, the Middle East and Africa to its focus after completing its alliance with InfoSpan Inc. According to Inter-American Development Bank, Latin American immigrants in the US sent back home an estimated $40 Billion in 2005 with an annual growth rate of about 20%. The Company believes that it will accelerate its penetration into this growing market, first by reducing the excessive costs currently charged to the consumer, and second by offering a full range of financial and commercial services and products to this emerging transnational market, at significantly lower prices.

About Morgan Beaumont, Inc.

Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida, and is one of the premier providers of Stored Value and Prepaid Card Solutions in the United States. The company has developed the SIRE Network(TM), a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple Stored Value/Prepaid Card Processors and Issuing Banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Prepaid Card cash load stations located throughout the United States. Morgan Beaumont is a MasterCard Third Party Processor Member Service Provider (TPP MSP) and a Visa Independent Sales Organization (ISO). To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.

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